December 6, 2013

BY EDGAR

United States Security and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall
Ms. Angie Kim

Re:	Valero Energy Partners LP Registration Statement on Form S-1 File No. 333-191259

Dear Mr. Schwall and Ms. Kim:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Valero Energy Partners LP (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 1:00 p.m., Eastern Standard Time, on December 10, 2013, or as soon as practicable thereafter. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

The Registrant hereby acknowledges that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

VALERO ENERGY PARTNERS LP

/s/ Steve Gilbert
Steve Gilbert
Vice President and Secretary